UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

EXPLANATORY NOTE

This report on Form 6-K/A amends Exhibit 99.3 Q3 2023 Results Call Transcript (November 3, 2023) of MAGNA INTERNATIONAL INC. (the “Company”)’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 3, 2023 (the “November 3, 2023 6-K”). The revised Exhibit 99.3 is a Revised Edited Transcript which amends and replaces Exhibit 99.3 of the November 3, 2023 6-K. Other than mentioned above, no part of the Form 6-K furnished on November 3, 2023 is being amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)
Date: November 7, 2023	By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel, Vice-President, Associate General Counsel and Corporate Secretary

EXHIBITS

Exhibit 99.1*	Q3 2023 Financial Review

Exhibit 99.2*	Q3 2023 Results Call Presentation slides (November 3, 2023)

Exhibit 99.3	REVISED Q3 2023 Results Call Transcript (November 3, 2023)

* Previously filed